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                                                Filed Pursuant to Rule 424(b)(3)
                                               Registration File No.: 333-108632


[LOGO] NARROWSTEP (TM) The TV on the Internet Company


               Supplement No. 1 to Prospectus Dated April 14, 2005

        The information contained herein supplements, and thus should be read together with, the accompanying prospectus dated April 14, 2005. You should read carefully this supplement no. 1 and the accompanying April 14, 2005 prospectus.

        INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD NOT PURCHASE SHARES OF OUR COMMON STOCK UNLESS YOU UNDERSTAND THE RISKS INVOLVED AND CAN AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE APRIL 14, 2005 PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE APRIL 14, 2005 PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



             The date of this prospectus supplement is May 17, 2005.

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        The information contained in the section entitled "Risk Factors" under the Risk Factor "If we lose one or more of our major clients, one or more of our major production contracts, or our access to major sporting events, our revenues will decline substantially" beginning on page 6 of the April 14, 2005 prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations - How We Generate Revenue" beginning on page 18 of the April 14, 2005 prospectus is hereby supplemented as follows: On May 3, 2005, our subsidiary, Narrowstep Ltd., entered into an agreement with the Swedish Match Tour Grand Prix AB for the TV production and distribution of ten sailing events on the Swedish Match Tour. The term of the agreement is from February 1, 2005 until December 31, 2005, and will be extended automatically for one year periods thereafter, unless terminated on or prior to December 1 of each year. Narrowstep Ltd. will receive $325,000 U.S. for providing these services. If the Swedish Match Tour Grand Prix AB cancels one or more of the events on the Tour, such amount will be reduced by $30,000 for each canceled event. Similarly, if the Swedish Match Tour Grand Prix AB adds one or more events, such amount will be increased by $30,000 for each added event.

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        The information contained in the section entitled "Management's
Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" beginning on page 28 of the April 14, 2005 prospectus is hereby supplemented as follows: We have not been able to finalize the potential financing described on page 28 of the prospectus involving the potential sale by us of up to $10,000,000 of our common stock at the discretion of management over a period of 24 months and up to $500,000 of debentures convertible into our common stock on terms that are agreeable to us and we do not expect to be able to do so in the future.

        We have entered into a letter agreement with Allard de Stoppelaar, a promoter and one of our principal stockholders, pursuant to which Mr. de Stoppelaar has agreed to assist us in the sale of up to $1,250,000 of our common stock at a price of $1.20 per share in an offshore offering complying with the requirements of Regulation S under the Securities Act. THIS OFFERING WILL TAKE PLACE OUTSIDE OF THE UNITED STATES AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE UNITED STATES FEDERAL SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

        We have agreed to pay Mr. de Stoppelaar a commission on funds received from investors referred to us by Mr. de Stoppelaar in an amount equal to 15% of the amount we receive on or prior to May 20, 2005, and 10% of the amount we receive thereafter and prior to the termination of such offering (which we expect will be May 31, 2005). In addition, we have agreed to issue to Mr. de Stoppelaar and Anthony Aries, an affiliate of AMM Aries, another of our principal stockholders, five-year warrants to acquire shares of our common stock at an exercise price of $1.20 per share. The warrants will cover an aggregate of 125,000 shares of our common stock if we raise gross proceeds of at least $250,000 on or prior to May 20, 2005, an additional 300,000 shares of our common stock (or a total of 425,000 shares) if we raise gross proceeds of at least $1,000,000 on or prior to May 31, 2005 and an additional 125,000 shares of our common stock (or a total of 550,000 shares) if we raise gross proceeds of at least $1,250,000 on or prior to May 31, 2005. In addition, if we raise gross proceeds of at least $1,000,000 on or prior to May 31, 2005, we will issue to an investor in such offering designated by Mr. De Stoppelaar an additional warrant to purchase 80,000 shares of our common stock, with a term of five years and an exercise price of $1.20 per share. If the proposed offering is completed, we anticipate that we would register for resale the common stock issued in such offering and the common stock underlying the warrants described above.

        There can be no assurance that the proposed offering will take place or the amount of money, if any, that we will raise in such offering. Without additional funds, our ability to continue as a going concern could be in question.

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        The information contained in the section entitled "Our Business - Legal
Proceedings" beginning on page 45 of the April 14, 2005 prospectus is hereby supplemented as follows:

        We have settled the lawsuit between us and Mobestar Ltd, in which Mobestar was seeking damages in the amount of (pound)28,200 ($51,800 as of the date of this prospectus supplement). Under the settlement agreement, Narrowstep Ltd. is required to pay Mobestar the amount sought, in installments ending in July 2005. Paul Robinson, our former Sales Director and a former member of the Narrowstep board of directors until his resignation on March 10, 2005, is a founder, 10% shareholder and member of the board of directors of Mobestar.






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